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SEC Mail Processing Section
MAR 01 2017
Washington DC
415

SEC FILE NUMBER
8-51721

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Reid & Rudiger, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Broad Street, Suite 28C, 28th Floor
(No. and Street)

New York	New York	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marc Harrison, President

(908) 231-1000
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC
(Name - if individual, state last, first, middle name)

250 West 57th Street	New York	New York	10107
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Marc Harrison, Managing Director swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Reid & Rudiger, LLC (Company), as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Marc Harrison, Managing Director

KELLI MEZZATESTA
NOTARY PUBLIC-STATE OF NEW YORK
No. 01ME6092832
Qualified in Richmond County
My Commission Expires 5-19-19

Sworn and subscribed to before me this 23 day of February, 2017.

Notary Public

This report contains (check all applicable boxes):

		Report of Independent Registered Public Accounting Firm
(x)	(a)	Facing page.
(x)	(b)	Balance Sheet.
(x)	(c)	Statement of Operations.
(x)	(d)	Statement of Cash Flows
(x)	(e)	Statement of Changes in Members' Equity.
( )	(f)	Statement of Changes in Subordinated Liabilities (not applicable).
(x)		Notes to Financial Statements.
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (not applicable)
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (not applicable).
( )	(k)	A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
(x)	(l)	An Affirmation.
(x)	(m)	A Copy of the SIPC Supplemental Report.
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).
(x)	(o)	Review report on managements' assertion letter regarding (k)(2)(ii).
(x)	(p)	Management's assertion letter regarding (k)(2)(ii).

Reid & Rudiger, LLC

Table of Contents

December 31, 2016

VB&T
Certified Public Accountants, PLLC

250 W 57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.997.2262

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Reid & Rudiger, LLC

We have audited the accompanying statement of financial condition of Reid & Rudiger, LLC, (the Company) as of December 31, 2016, and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Reid & Rudiger, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedules I and 11 have been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I and 11 are fairly stated, in all material respects, in relation to the financial statements as a whole.

VB&T Certified Public Accountants, PLLC

New York, NY
February 23, 2017

REID & RUDIGER, L.L.C.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash	$	25,896
Receivable from clearing broker		215,058
Clearing deposits		50,000
Property and equipment, net of depreciation of $10,712		32,156
Prepaid expenses		34,865
Security deposit		40,000
Total Assets	$	397,975

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$	23,849
Total Liabilities		23,849
Contingencies		-
Member's equity		374,126
Total Liabilities and Member's Equity	$	397,975

The accompanying notes are an integral part of these financial statements.

REID & RUDIGER, L.L.C.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2016

Revenues:	
Commissions	$ 2,492,693
Total Revenues	2,492,693
Costs and Expenses:	
Compensation and benefits	642,214
Clearing expenses	56,101
Guaranteed payments to members	350,000
Commission expense	850,502
Computer and telecommunications expense	30,153
Depreciation expense	3,603
Interest expense	17,128
Professional fees	105,929
Rent	144,940
Office supplies and expense	68,445
Telephone	14,848
Postage and delivery	33,098
Registration and license	35,904
Quotations and research	49,938
Insurance	3,473
Travel	2,964
Entertainment and promotion	15,926
Seminars and training	503
SIPC fee	6,626
Total Expenses	2,432,295
Income from operations	60,398
Other Income	
Interest income	213,836
Net Income	$ 274,234

The accompanying notes are an integral part of these financial statements.

REID & RUDIGER, L.L.C.
STATEMENT OF CHANGES IN MEMBER'S EQUITY
DECEMBER 31, 2016

	Total Member's Equity
Balance, January 1, 2016	$ 540,942
Member's distribution	(441,050)
Net Income	274,234
Balance, December 31, 2016	$ 374,126

The accompanying notes are an integral part of these financial statements.

REID & RUDIGER, L.L.C.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

Cash Flows Provided by Operating Activities:		
Net Income	$	274,234
Depreciation		3,603
Adjustment to reconcile net income to		
Decrease in receivable from broker		67,057
Increase in prepaid expenses		(12,535)
Decrease in accounts payable and accrued expenses		(11,697)
Decrease in deferred rent		(6,084)
Net Cash Provided By Operating Activities		314,578
Cash Flows From Investing Activities:		-
Cash Flows From Financing Activities:		
Member's distribution		(441,050)
Net Cash (Used) by Financing Activities		(441,050)
Net Decrease In Cash		(126,472)
Cash at beginning of the year		152,368
Cash at end of the year	$	25,896

The accompanying notes are an integral part of these financial statements.

REID & RUDIGER, L.L.C.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016

1. ORGANIZATION AND NATURE OF BUSINESS

Reid & Rudiger L.L.C., ("Company") a Delaware Limited Liability Company formed March 18, 1998, commenced operations November 1, 1999 and is doing business as a retail brokerage firm. The Company is wholly-owned by Evermore Holdings, LLC and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company clears all of its transactions through a securities clearing broker. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(ii) since it uses another securities firm for clearing transactions.

Pursuant to an agreement between the Company and RBC Dain Rauscher, Inc. (Dain), securities transactions of the Company are cleared through Dain and the customers of the Company are introduced and cleared on a fully disclosed basis. The Company is exempt from provisions of Rule 15c3-3 and is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules, is carried by Dain.

2. SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition
Profits and losses from commissions realized on agency transactions are recorded on a settlement date, which is not materially different than recording transactions on a trade date. The financial statements of the Company are prepared on the accrual basis of accounting. Accordingly, fee income is recognized when earned.

Receivable from Clearing Broker
Receivable from clearing broker consists of money due from the Company's clearing broker (Dain) for income earned on securities transactions. Management has determined that no allowance for doubtful accounts is necessary at December 31, 2016. The amount due from the clearing broker (Dain) is $215,058.

Clearing Deposit
The Company maintains a separate account with a cash balance of $50,000.

Income Taxes
The Company is a limited liability Company taxed as a partnership and, therefore, the accompanying financial statements do not include any provision for federal or state income taxes. The company files a consolidated tax return with its parent company, Evermore Holdings, LLC and the members of Evermore Holdings, LLC are individually responsible for reporting their share of the Company's income or loss.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. NET CAPITAL REQUIREMENTS

The Company is a member of the FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $267,105 which was $262, 105 in excess of the amount required.

4. COMMITMENTS

Customer Transactions
In the normal course of business, the Company executes, as agent, securities transactions on behalf of its customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, is subject to market risk if the market value of the securities is different from the contract amount of the transactions. The Company does not anticipate non-performance by customers or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

5. LEASING ARRANGEMENTS

The Company entered into a lease to occupy a portion of the 28th floor at 55 Broad Street in New York City. The prior lease, dated June 11, 2013, covered the period ending August 31, 2016. The lease, as modified on July 10, 2014, covers the three-year period from September 1, 2016 to August 31, 2019. The monthly rent for the period ending August 31, 2018 will be $12,215; and $12,565.50 for the remainder of the period, which ends August 31, 2019.

The aggregate minimum annual rent commitments are as follows, exclusive of escalation charges:

Year	Amount	
2017	146,580	12 months at $12,215
2018	147,972	8 months at $12,215 plus 4 months at $12,565.50
2019	100,524	8 months at $12,565.50

The Company posted a $40,000 security deposit for the lease.

Electricity costs are sub metered.

6. PROPERTY AND EQUIPMENT

There were not any purchases of property and equipment during 2016. The depreciation for the year was $3,603.

7. CONCENTRATION OF CREDIT RISK

The Company maintains its cash and cash equivalents balances at one financial institution in excess of the amount insured by the Federal Deposit Insurance Corporation. Management regularly monitors the financial condition of this institution in order to keep the potential risk to a minimum.

8. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 23, 2017, the date on which the financial statements were available to be issued. Management is not aware of any subsequent events that require recognition or disclosure in the financial statements.

SCHEDULE I

REID & RUDIGER, L.L.C.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2016

NET CAPITAL:		
Total member's equity	$	374,126
Deductions and/or charges:		
Non-allowable assets:		
Furniture and fixtures		(32,156)
Prepaid expenses		(34,865)
Security deposit		(40,000)
Net capital before haircuts on securities positions		267,105
Haircuts on securities positions		-
Undue concentration		-
Net Capital	$	267,105
AGGREGATE INDEBTEDNESS:		
Items included in the statement of financial condition:		
Accounts payable and accrued expenses	$	23,849
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$	1,590
Minimum net capital required	$	5,000
Excess net capital	$	262,105
Net capital less greater of 10% of total AI or 120% of minimum net capital	$	261,105
Percentage of aggregate indebtedness to net capital is		8.93%

The above computation agrees with the December 31, 2016 computation of net capital filed electronically by the company on FOCUS Form X-17A-5 Part IIA.

See independent auditors' report.

REID & RUDIGER

Assertions Regarding Exemption Provisions

We, as members of management of (Reid & Rudiger, LLC) ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2016 through December 31, 2016.

Reid & Rudiger, LLC

By: ________________________

Marc Harrison, President

____

February 23, 2017

55 Broad Street, 28th Fl | New York NY 10004 | *tel:* 1-800-785-0500 | *fax:* 1-212-785-4147

VB&T
Certified Public Accountants, PLLC

250 W 57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.997.2262

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Reid & Rudiger, LLC

We have reviewed management's statements, included in the accompanying management assertion letter, in which (1) Reid & Rudiger, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: : paragraph (k)(2)(ii) (the "exemption provisions") and (2) the Company stated Reid & Rudiger, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

VB&T Certified Public Accountants, PLLC

New York, NY
February 23, 2017

VB&T

Certified Public Accountants, PLLC

250 W 57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

Independent Accountants Agreed-Upon Procedures Report on Schedule of Assessments and Payments (Form SIPC-7)

To the Members of
Reid & Rudiger, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Reid & Rudiger, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Reid & Rudiger, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Reid & Rudiger, LLC's management is responsible for the Reid & Rudiger, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2016 as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties

VB&T Certified Public Accountants, PLLC

New York, NY
February 23, 2017